Exhibit 99.5

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto approves US$1.6 billion investment in Hope Downs 4 mine
30 August 2010
Rio Tinto today announced an investment of US$1.6 billion to develop the Hope Downs 4 iron ore project in Western Australia and link with Rio Tinto’s existing rail, power and port infrastructure in the Pilbara.
Rio Tinto and its joint venture participant, Hope Downs Iron Ore Pty Ltd, will proceed with the development of the mine at an estimated capital cost of US$1.2 billion (Rio Tinto share US$607 million), to be shared equally by the JV partners.
The new open-cut mine will have an annual capacity of 15 million tonnes of high-quality iron ore, with first production anticipated in 2013.
The project is in the south eastern Pilbara, 30 kilometres north of Newman, and will include a permanent staff village for more than 600 personnel, mine dewatering, an open cut shovel and truck mining fleet and wet ore processing infrastructure. The project ore body has recoverable product Ore Reserves (at a Fe cut-off of 59.5 per cent) of:
     • Proved Reserves of 73Mt @ 63.0% Fe
     • Probable Reserves of 64Mt @ 63.2% Fe
Rio Tinto will also commit an additional US$425 million to fully cover the capital cost of the rail, rolling stock and power infrastructure owned by Rio Tinto required for this development. The 52-kilometre spur line connecting to the Lang Hancock Railway will link the mine to Rio Tinto’s existing rail and port infrastructure.
Rio Tinto Iron Ore chief executive Sam Walsh said: “Commencing the Hope Downs 4 project highlights the prospectivity of Rio Tinto’s excellent reserves portfolio, and our ability to offer customers a reliable long term source of high quality ore.
“This demonstrates the extensive high-grade resources Rio Tinto can bring on line to sustain our current output at 225 million tonnes a year – an equally important consideration as we seek to expand our Pilbara production rate to 330 million tonnes a year by 2015.”
Construction is anticipated to commence in early 2011, subject to obtaining necessary regulatory and other approvals.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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In addition to the ore reserves reported above, Hope Downs 4 also has significant reported high phosphorus Brockman DSO Mineral Resources (exclusive of Reserves) as tabulated below by classification and category (as-at December 31st 2009).

Hope Downs 4 High Grade DSO Resource
(Fe ≥60% Fe cut-off)	Tonnes (Mt)	Fe %

Measured	10	62.1
Indicated	24	62.5
Inferred	129	62.5
Total	163	62.5
* * *
The material in this report that relates to Mineral Resources is based on information compiled by John Phillips who is a member of the Australian Institute of Mining and Metallurgy. John Phillips is a full-time employee of Rio Tinto Iron Ore and has experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which they have undertaken to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves’. John Phillips consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
The material in this report that relates to Ore Reserves is based on information compiled by Richard Taylor who is a member of the Australian Institute of Mining and Metallurgy Richard Taylor is a full-time employee of Rio Tinto Iron Ore and has experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which they have undertaken to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves’. Richard Taylor consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

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